Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Announces Second Quarter 2021 Unaudited Financial Results

(Hangzhou- August 31, 2021)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Net revenues were RMB20.5 billion (US$3.2 billion), an increase of 12.9% compared with the second quarter of 2020.

•	Online game services net revenues were RMB14.5 billion (US$2.3 billion), an increase of 5.1% compared with the second quarter of 2020.

•	Youdao net revenues were RMB1.3 billion (US$200.3 million), an increase of 107.5% compared with the second quarter of 2020.

•	Innovative businesses and others net revenues were RMB4.7 billion (US$728.4 million), an increase of 26.0% compared with the second quarter of 2020.

•	Gross profit was RMB11.2 billion (US$1.7 billion), an increase of 14.3% compared with the second quarter of 2020.

•	Total operating expenses were RMB7.4 billion (US$1.2 billion), an increase of 32.2% compared with the second quarter of 2020.

•	Net income attributable to the Company’s shareholders was RMB3.5 billion (US$548.5 million). Non-GAAP net income attributable to the Company’s shareholders was RMB4.2 billion (US$654.8 million). [1]

•	Basic net income per share was US$0.16 (US$0.82 per ADS). Non-GAAP basic net income per share was US$0.20 (US$0.98 per ADS). [1]

Second Quarter 2021 and Recent Operational Highlights

•	Expanded user base and diversified portfolio with new games including:

•	Naraka: Bladepoint, which led the top-sellers chart on Steam following its global launch in August.

•	Other exciting titles such as Infinite Lagrange, Pokémon Quest, MARVEL Super War and Ace Racer thrilled players.

•	Invigorated players with longstanding flagship titles including the Fantasy Westward Journey and Westward Journey Online series, as well as popular hit games including Life-After, Onmyoji and Onmyoji Arena.

•	Announced that the mobile game Harry Potter: Magic Awakened, co-developed by NetEase and Warner Bros. Interactive Entertainment under the Portkey Games label, will launch on September 9.

•	Enriched strong game development pipeline with exciting titles including Nightmare Breaker, The Lord of the Rings: Rise to War, Diablo® Immortal™ and Ghost World Chronicle.

“Our businesses continued to thrive in the second quarter generating total net revenues of RMB20.5 billion, growing 12.9% year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our existing games grew steadily despite a high base last year, and we are excited about our robust pipeline of new titles that builds on our leading game roster. We kicked off our game-release schedule for the second half of the year with several gripping new hits such as Naraka: Bladepoint, capturing wide interest from passionate game players globally. With confirmed plans to release the game Harry Potter: Magic Awakened on September 9, we are eager to introduce more amazing titles later this year. In addition, we continue to boost our content ecosystem and bring innovative product additions to NetEase Cloud Music strengthening its highly engaged music-centric community,” Mr. Ding concluded.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

Second Quarter 2021 Financial Results

Net Revenues

Net revenues for the second quarter of 2021 were RMB20,524.5 million (US$3,178.8 million), compared with RMB20,517.2 million and RMB18,184.8 million for the preceding quarter and the second quarter of 2020, respectively.

Net revenues from online game services were RMB14,528.1 million (US$2,250.1 million) for the second quarter of 2021, compared with RMB14,981.8 million and RMB13,828.3 million for the preceding quarter and the second quarter of 2020, respectively. Net revenues from mobile games accounted for approximately 72.1% of net revenues from online game services for the second quarter of 2021, compared with 72.8% and 72.3% for the preceding quarter and the second quarter of 2020, respectively.

Net revenues from Youdao were RMB1,293.4 million (US$200.3 million) for the second quarter of 2021, compared with RMB1,339.9 million and RMB623.3 million for the preceding quarter and the second quarter of 2020, respectively.

Net revenues from innovative businesses and others were RMB4,703.0 million (US$728.4 million) for the second quarter of 2021, compared with RMB4,195.6 million and RMB3,733.3 million for the preceding quarter and the second quarter of 2020, respectively.

Gross Profit

Gross profit for the second quarter of 2021 was RMB11,189.6 million (US$1,733.1 million), compared with RMB11,052.6 million and RMB9,792.2 million for the preceding quarter and the second quarter of 2020, respectively.

The year-over-year increase in online game services gross profit was primarily due to increased net revenues from both mobile and PC games, including the newly launched Revelation mobile game and other existing games such as Fantasy Westward Journey Online.

The year-over-year increase in Youdao gross profit was primarily attributable to the significant increase in net revenues from, improved economies of scale and faculty compensation structure optimization for its learning services.

The quarter-over-quarter and year-over-year increases in innovative businesses and others gross profit were primarily due to the increased net revenues from, and improved cost control at, NetEase Cloud Music.

Gross Profit Margin

Gross profit margin for online game services for the second quarter of 2021 was 66.1%, compared with 64.6% and 63.8% for the preceding quarter and the second quarter of 2020, respectively. Gross profit margin for online game services is generally stable, fluctuating within a narrow band based on the revenue mix of mobile and PC games, as well as NetEase’s self-developed and licensed games.

Gross profit margin for Youdao for the second quarter of 2021 was 52.3%, compared with 57.3% and 45.2% for the preceding quarter and the second quarter of 2020, respectively. The year-over-year increase was primarily attributable to the factors enumerated above.

Gross profit margin for innovative businesses and others for the second quarter of 2021 was 19.3%, compared with 14.4% and 18.5% for the preceding quarter and the second quarter of 2020, respectively. The quarter-over-quarter and year-over-year increases were primarily attributable to the factors enumerated above.

Operating Expenses

Total operating expenses for the second quarter of 2021 were RMB7,431.5 million (US$1,151.0 million), compared with RMB6,777.1 million and RMB5,622.3 million for the preceding quarter and the second quarter of 2020, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased marketing expenditures related to Youdao and other businesses, as well as higher staff-related costs and research and development investments.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment income, interest income, exchange gains/ (losses) and others. The quarter-over-quarter and year-over-year decreases were mainly due to unrealized exchange losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

Income Taxes

The Company recorded a net income tax charge of RMB1,113.2 million (US$172.4 million) for the second quarter of 2021, compared with RMB1,273.4 million and RMB1,064.5 million for the preceding quarter and the second quarter of 2020, respectively. The effective tax rate for the second quarter of 2021 was 24.3%, compared with 22.0% and 18.6% for the preceding quarter and the second quarter of 2020, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB3,541.8 million (US$548.5 million) for the second quarter of 2021, compared with RMB4,439.2 million and RMB4,537.8 million for the preceding quarter and the second quarter of 2020, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB4,227.9 million (US$654.8 million) for the second quarter of 2021, compared with RMB5,080.7 million and RMB5,226.0 million for the preceding quarter and the second quarter of 2020, respectively.

NetEase reported basic net income of US$0.16 per share (US$0.82 per ADS) for the second quarter of 2021, compared with US$0.21 per share (US$1.03 per ADS) and US$0.22 per share (US$1.08 per ADS) for the preceding quarter and the second quarter of 2020, respectively.

NetEase reported non-GAAP basic net income of US$0.20 per share (US$0.98 per ADS) for the second quarter of 2021, compared with US$0.24 per share (US$1.17 per ADS) and US$0.25 per share (US$1.25 per ADS) for the preceding quarter and the second quarter of 2020, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0480 per share (US$0.2400 per ADS) for the second quarter of 2021, to holders of ordinary shares and holders of ADSs as of the close of business on September 14, 2021, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 14, 2021 (Beijing/ Hong Kong Time). The payment date is expected to be on September 27, 2021 for holders of ordinary shares and on or around September 30, 2021 for holders of ADSs.

NetEase paid a dividend of US$0.0600 per share (US$0.3000 per ADS) for the first quarter of 2021 in June 2021.

The Company’s policy is to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of June 30, 2021, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB108.0 billion (US$16.7 billion), compared with RMB100.1 billion as of December 31, 2020. Cash flow generated from operating activities was RMB4.7 billion (US$731.5 million) for the second quarter of 2021, compared with RMB5.5 billion and RMB4.8 billion for the preceding quarter and the second quarter of 2020, respectively.

Update on PRC Regulatory Policy Related to Youdao

As previously announced by Youdao, its business, financial condition and corporate structure are expected to be materially affected in future periods by the changing regulatory environment primarily in China’s K-12 education industry, although the magnitude of the impact remains uncertain at this time.

Share Repurchase / Purchase Program

On February 25, 2021, the Company announced that its board of directors had approved a new share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. As of June 30, 2021, approximately 4.6 million ADSs had been repurchased under this program for a total cost of US$0.5 billion. The Company today announced that its board of directors has approved an amendment to such program to increase the total authorized repurchase amount to US$3.0 billion.

The Company today also announced that its board of directors has approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange.

The extent to which NetEase repurchases its ADSs and its ordinary shares or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4566 on June 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2021, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 a.m. New York Time on Tuesday, August 31, 2021 (Beijing/ Hong Kong Time: 8:00 p.m., Tuesday, August 31, 2021). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-646-828-8193 and providing conference ID: 7055363, 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 7055363#. The replay will be available through September 13, 2021.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) provides premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; potential changes in government regulations, or changes in the interpretation and implementation of government regulations, that could adversely affect the industries and geographical markets in which NetEase and its subsidiaries operate, including, among others, recently announced government initiatives to enhance supervision of overseas-listed, China-based companies and increase scrutiny of data security and cross-border data flow, as well as recent guidelines restricting certain activities in China’s education market; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	9,117,219	9,935,805	1,538,860
Time deposits	71,079,327	75,702,252	11,724,786
Restricted cash	3,051,386	3,222,560	499,111
Accounts receivable, net	4,576,445	4,452,504	689,605
Inventories, net	621,207	884,311	136,962
Prepayments and other current assets, net	6,112,433	6,516,881	1,009,337
Short-term investments	13,273,026	15,244,872	2,361,130
Total current assets	107,831,043	115,959,185	17,959,791

Non-current assets:
Property, equipment and software, net	4,555,406	4,694,354	727,063
Land use right, net	4,178,257	4,134,607	640,369
Deferred tax assets	1,086,759	1,104,852	171,120
Time deposits	6,630,000	7,100,000	1,099,650
Restricted cash	-	600	93
Other long-term assets, net	17,593,117	21,863,425	3,386,213
Total non-current assets	34,043,539	38,897,838	6,024,508
Total assets	141,874,582	154,857,023	23,984,299

Liabilities,Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	1,134,413	889,722	137,800
Salary and welfare payables	3,538,732	3,203,904	496,222
Taxes payable	4,282,835	4,443,565	688,221
Short-term loans	19,504,696	27,188,198	4,210,916
Deferred revenue	10,945,143	11,364,656	1,760,161
Accrued liabilities and other payables	7,337,672	7,251,678	1,123,142
Total current liabilities	46,743,491	54,341,723	8,416,462

Non-current liabilities:
Deferred tax liabilities	713,439	1,266,791	196,201
Other long-term payable	623,728	733,665	113,630
Total non-current liabilities	1,337,167	2,000,456	309,831
Total liabilities	48,080,658	56,342,179	8,726,293

Redeemable noncontrolling interests	10,796,120	11,091,541	1,717,861

NetEase, Inc.’s shareholders’ equity	82,126,798	86,136,044	13,340,774
Noncontrolling interests	871,006	1,287,259	199,371
Total shareholders’ equity	82,997,804	87,423,303	13,540,145

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	141,874,582	154,857,023	23,984,299

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	18,184,806	20,517,211	20,524,501	3,178,840	35,247,173	41,041,712	6,356,552
Cost of revenues	(8,392,631)	(9,464,572)	(9,334,887)	(1,445,790)	(16,077,376)	(18,799,459)	(2,911,665)
Gross profit	9,792,175	11,052,639	11,189,614	1,733,050	19,169,797	22,242,253	3,444,887

Operating expenses:
Selling and marketing expenses	(2,321,397)	(2,766,682)	(3,013,447)	(466,724)	(4,184,468)	(5,780,129)	(895,228)
General and administrative expenses	(892,622)	(950,194)	(1,011,183)	(156,612)	(1,778,056)	(1,961,377)	(303,779)
Research and development expenses	(2,408,306)	(3,060,189)	(3,406,859)	(527,655)	(4,550,955)	(6,467,048)	(1,001,618)
Total operating expenses	(5,622,325)	(6,777,065)	(7,431,489)	(1,150,991)	(10,513,479)	(14,208,554)	(2,200,625)
Operating profit	4,169,850	4,275,574	3,758,125	582,059	8,656,318	8,033,699	1,244,262

Other income/(expenses):
Investment income, net	711,159	695,298	889,392	137,749	601,428	1,584,690	245,437
Interest income, net	396,519	388,928	386,207	59,816	741,703	775,135	120,053
Exchange gains/(losses), net	17,008	279,319	(591,720)	(91,646)	261,065	(312,401)	(48,385)
Other, net	421,199	147,967	147,588	22,858	487,907	295,555	45,776
Income before tax	5,715,735	5,787,086	4,589,592	710,836	10,748,421	10,376,678	1,607,143
Income tax	(1,064,455)	(1,273,408)	(1,113,228)	(172,417)	(2,146,488)	(2,386,636)	(369,643)
Net income	4,651,280	4,513,678	3,476,364	538,419	8,601,933	7,990,042	1,237,500

Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(150,958)	(143,827)	(145,415)	(22,522)	(536,977)	(289,242)	(44,798)
Net loss attributable to noncontrolling interests	37,484	69,301	210,805	32,650	23,856	280,106	43,383
Net income attributable to the Company’s shareholders	4,537,806	4,439,152	3,541,754	548,547	8,088,812	7,980,906	1,236,085

Net income per share *
Basic	1.40	1.33	1.06	0.16	2.50	2.38	0.37
Diluted	1.38	1.31	1.05	0.16	2.47	2.35	0.36

Net income per ADS *
Basic	7.00	6.63	5.29	0.82	12.50	11.92	1.85
Diluted	6.92	6.53	5.23	0.81	12.34	11.76	1.82

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,242,061	3,349,638	3,347,507	3,347,507	3,236,728	3,348,567	3,348,567
Diluted	3,281,100	3,399,981	3,385,953	3,385,953	3,277,550	3,392,961	3,392,961

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	4,651,280	4,513,678	3,476,364	538,419	8,601,933	7,990,042	1,237,500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	892,150	819,830	814,370	126,130	1,582,207	1,634,200	253,105
Fair value changes of equity security investments	(503,281)	(477,597)	(203,720)	(31,552)	(176,241)	(681,317)	(105,523)
Impairment losses of investments and other intangible assets	-	-	4,797	743	6,600	4,797	743
Fair value changes of short-term investments	(174,738)	(118,004)	(170,676)	(26,434)	(327,844)	(288,680)	(44,711)
Share-based compensation cost	691,945	650,253	700,114	108,434	1,357,759	1,350,367	209,145
(Reversal of)/ allowance for expected credit losses	(1,305)	13,604	27,384	4,241	48,634	40,988	6,348
Losses/ (gains) on disposal of property, equipment and software	1,070	(159)	1,424	221	1,107	1,265	196
Unrealized exchange (gains)/ losses	(20,159)	(274,047)	572,708	88,701	(262,667)	298,661	46,257
Gains on disposal of long-term investments, business and subsidiaries	(14,803)	(7,323)	(166,505)	(25,788)	(30,236)	(173,828)	(26,923)
Deferred income taxes	499,509	328,075	202,894	31,424	712,357	530,969	82,237
Share of results on equity method investees and revaluation gains from previously held equity interest	(10,948)	(51,892)	(342,760)	(53,087)	(57,159)	(394,652)	(61,124)
Changes in operating assets and liabilities:
Accounts receivable	(498,550)	(484,343)	573,111	88,764	(929,085)	88,768	13,748
Inventories	3,329	(253,495)	(9,608)	(1,488)	91,769	(263,103)	(40,749)
Prepayments and other assets	233,607	(785,224)	593,379	91,903	(870,191)	(191,845)	(29,713)
Accounts payable	(271,697)	(60,654)	(178,097)	(27,584)	(370,376)	(238,751)	(36,978)
Salary and welfare payables	132,037	(1,226,155)	856,775	132,698	(405,870)	(369,380)	(57,210)
Taxes payable	(568,138)	1,558,618	(1,397,390)	(216,428)	665,940	161,228	24,971
Deferred revenue	(605,444)	740,938	(381,446)	(59,078)	773,682	359,492	55,678
Accrued liabilities and other payables	336,444	656,564	(250,312)	(38,768)	860,638	406,252	62,921
Net cash provided by operating activities	4,772,308	5,542,667	4,722,806	731,471	11,272,957	10,265,473	1,589,918

Cash flows from investing activities:
Purchase of property, equipment and software	(237,039)	(329,746)	(421,872)	(65,340)	(401,359)	(751,618)	(116,411)
Proceeds from sale of property, equipment and software	3,970	1,519	2,458	381	4,742	3,977	616
Purchase of intangible assets, content and licensed copyrights	(839,441)	(426,133)	(566,736)	(87,776)	(1,146,276)	(992,869)	(153,776)
Net change in short-term investments with terms of three months or less	1,083,342	3,332,610	1,668,673	258,445	302,807	5,001,283	774,600
Purchase of short-term investments	(3,080,000)	(7,905,000)	(2,450,000)	(379,457)	(13,150,000)	(10,355,000)	(1,603,785)
Proceeds from maturities of short-term investments	2,345,218	2,857,341	813,211	125,950	9,233,194	3,670,552	568,496
Investment in long-term investments and acquisition of subsidiaries	(520,762)	(558,441)	(3,376,973)	(523,027)	(725,767)	(3,935,414)	(609,518)
Proceeds from disposal of long-term investments, businesses and subsidiaries	33,856	198,900	266,284	41,242	230,808	465,184	72,048
Placement/rollover of matured time deposits	(38,412,268)	(15,722,749)	(27,223,584)	(4,216,396)	(50,079,755)	(42,946,333)	(6,651,540)
Proceeds from maturities of time deposits	19,442,266	11,481,135	25,790,186	3,994,391	33,082,883	37,271,321	5,772,593
Change in other long-term assets	(76,103)	(54,653)	(44,877)	(6,951)	(86,625)	(99,530)	(15,415)
Net cash used in investing activities	(20,256,961)	(7,125,217)	(5,543,230)	(858,538)	(22,735,348)	(12,668,447)	(1,962,092)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term loans	360,474	236,916	1,320,614	204,537	460,474	1,557,530	241,231
Payment of short-term loans	(358,171)	(167,700)	(582,328)	(90,191)	(456,566)	(750,028)	(116,165)
Net changes in short-term loans with terms of three months or less	2,305,176	2,122,041	4,978,642	771,093	4,844,746	7,100,683	1,099,756
Net amounts received from/ (paid for) issuance of shares in Hong Kong	22,083,467	(13,800)	-	-	22,083,467	(13,800)	(2,137)
Capital contribution from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders, net	163,865	1,507,049	8,176	1,266	(283,767)	1,515,225	234,678
Cash paid for repurchase of NetEase's/purchase of Youdao's ADSs	(3,260,996)	(2,018,467)	(2,468,969)	(382,395)	(5,821,893)	(4,487,436)	(695,015)
Dividends paid to shareholders	(1,115,136)	(260,842)	(1,278,879)	(198,073)	(2,041,681)	(1,539,721)	(238,472)
Net cash provided by financing activities	20,178,679	1,405,197	1,977,256	306,237	18,784,780	3,382,453	523,876

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	180,056	35,993	(25,112)	(3,889)	254,156	10,881	1,685
Net increase/ (decrease) in cash, cash equivalents and restricted cash	4,874,082	(141,360)	1,131,720	175,281	7,576,545	990,360	153,387
Cash, cash equivalents and restricted cash, at the beginning of the period	9,100,323	12,168,605	12,027,245	1,862,783	6,397,860	12,168,605	1,884,677
Cash, cash equivalents and restricted cash, at end of the period	13,974,405	12,027,245	13,158,965	2,038,064	13,974,405	13,158,965	2,038,064

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	548,556	550,191	1,240,692	192,159	750,600	1,790,883	277,372
Cash paid for interest expense	55,301	43,902	48,082	7,447	152,012	91,984	14,247

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	13,828,256	14,981,784	14,528,082	2,250,113	27,346,500	29,509,866	4,570,496
Youdao	623,290	1,339,867	1,293,407	200,323	1,164,678	2,633,274	407,842
Innovative businesses and others	3,733,260	4,195,560	4,703,012	728,404	6,735,995	8,898,572	1,378,214
Total net revenues	18,184,806	20,517,211	20,524,501	3,178,840	35,247,173	41,041,712	6,356,552

Cost of revenues:
Online game services	(5,009,354)	(5,302,713)	(4,921,966)	(762,315)	(9,861,185)	(10,224,679)	(1,583,601)
Youdao	(341,751)	(572,415)	(616,661)	(95,509)	(647,414)	(1,189,076)	(184,164)
Innovative businesses and others	(3,041,526)	(3,589,444)	(3,796,260)	(587,966)	(5,568,777)	(7,385,704)	(1,143,900)
Total cost of revenues	(8,392,631)	(9,464,572)	(9,334,887)	(1,445,790)	(16,077,376)	(18,799,459)	(2,911,665)

Gross profit:
Online game services	8,818,902	9,679,071	9,606,116	1,487,798	17,485,315	19,285,187	2,986,895
Youdao	281,539	767,452	676,746	104,814	517,264	1,444,198	223,678
Innovative businesses and others	691,734	606,116	906,752	140,438	1,167,218	1,512,868	234,314
Total gross profit	9,792,175	11,052,639	11,189,614	1,733,050	19,169,797	22,242,253	3,444,887

Gross profit margin:
Online game services	63.8%	64.6%	66.1%	66.1%	63.9%	65.4%	65.4%
Youdao	45.2%	57.3%	52.3%	52.3%	44.4%	54.8%	54.8%
Innovative businesses and others	18.5%	14.4%	19.3%	19.3%	17.3%	17.0%	17.0%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1 :	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.4566 on the last trading day of June 2021 (June 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	204,953	187,926	197,370	30,569	412,868	385,296	59,675
Operating expenses
- Selling and marketing expenses	27,034	24,231	26,434	4,094	51,845	50,665	7,847
- General and administrative expenses	247,589	229,603	258,544	40,043	477,960	488,147	75,604
- Research and development expenses	212,369	208,493	217,766	33,728	415,086	426,259	66,019

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	4,537,806	4,439,152	3,541,754	548,547	8,088,812	7,980,906	1,236,085
Add: Share-based compensation	688,227	641,534	686,111	106,265	1,350,098	1,327,645	205,626
Non-GAAP net income attributable to the Company’s shareholders	5,226,033	5,080,686	4,227,865	654,812	9,438,910	9,308,551	1,441,711

Non-GAAP net income per share *
Basic	1.61	1.52	1.26	0.20	2.92	2.78	0.43
Diluted	1.59	1.49	1.25	0.19	2.88	2.74	0.42

Non-GAAP net income per ADS *
Basic	8.06	7.58	6.31	0.98	14.58	13.90	2.15
Diluted	7.96	7.47	6.24	0.97	14.40	13.72	2.12

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.